Eagle Series Trust
880 Carillon Parkway
St. Petersburg, FL 33716

December 23, 2015

Mr. Ed Bartz
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:
Eagle Series Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 033-57986 and 811-07470)

Dear Mr. Bartz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Eagle Series Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 033-57986 and 811-07470) relating to the Eagle Conservative Global Tactical Allocation Fund, Eagle Moderate Global Tactical Allocation Fund and Eagle Aggressive Global Tactical Allocation Fund (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
79	September 18, 2015	0000898432-15-001101
81	December 1, 2015	0000898432-15-001405

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds.  No securities have been issued or sold by the Funds in connection with the Amendments.  The Trust respectfully submits that a withdrawal of the Amendments with respect to the Funds is consistent with the public interest and the protection of investors.

Please note that Post-Effective Amendment No. 79 contained disclosure concerning the Eagle Tactical Allocation Fund, which will become effective on December 31, 2015.  This withdrawal request does not relate to, or seek to withdraw the registration of, the Eagle Tactical Allocation Fund.

If you have any questions, please feel free to contact Kathy Kresch Ingber at (202) 778-9015. Thank you.

Very truly yours,

Eagle Series Trust

By:	/s/ Susan L. Walzer
Title:	Principal Executive Officer